UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. __)*

                              Fremont General Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    35728810
--------------------------------------------------------------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 pages

                                  SCHEDULE 13G

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CUSIP No. 35728810                          Page      2     of     4      Pages
          -----------                         -------        --------
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Hamilton Partners, L.P.
I.R.S. ID # 980137735
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                        (b) |_|

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3         SEC USE ONLY


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4         CITIZENSHIP OR PLACE OF ORGANIZATION


           Bermuda
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                             5         SOLE VOTING POWER

        NUMBER OF                                 0
          SHARES           ----------------------------------------------------
       BENEFICIALLY          6         SHARED VOTING POWER
         OWNED BY
           EACH                                   0
        REPORTING          ---------------------------------------------------
       PERSON WITH           7         SOLE DISPOSITIVE POWER

                                                  0
                           ----------------------------------------------------
                             8         SHARED DISPOSITIVE POWER

                                                  0
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9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                 0
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10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (See Instructions)                                       |_|

                   n/a
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11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 0
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12        TYPE OF REPORTING PERSON (See Instructions)

              BD
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                               Page  2  of  4  Pages

Item 1(a).  Name of Issuer: Fremont General Corp.

Item 1(b). Address of Issuer's Principal Executive Offices: 2020 Santa Monica Boulevard, Suite 600, Santa Monica, CA 90404

Item 2(a).  Name of Person Filing: Hamilton Partners, L.P.

Item 2(b).  Address of Principal Business Office, or, if none, Residence:
            Stockton House, 55 Par-La-Ville Road, Hamilton, Bermuda  HM11

Item 2(c).  Citizenship:  Bermuda

Item 2(d).  Title of Class of Securities:  Common Stock

Item 2(e).  CUSIP Number:  35728810

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a). [X] Broker-Dealer registered under section 15 of the Securities Exchange Act; see Section 240.13d-1(b)(1)(ii)(A).

Item 4.     Ownership:

            If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

            (a) Amount Beneficially Owned: See Response to Item 9 on Cover Sheet

            (b) Percent of Class: See response to Item 11 on Cover Sheet

            (c) Number of shares as to which such person has:

                 (i)   sole power to vote or to direct the vote: See response to
                       Item 5 on Cover Sheet

                 (ii) shared power to vote or to direct the vote: See response to Item 6 on Cover Sheet

                 (iii) sole power to dispose or to direct the disposition of:
                       See response to Item 7 on Cover Sheet

                 (iv)  shared power to dispose or to direct the disposition of:
                       See response to Item 8 on Cover Sheet

Item 5. Ownership of Five Percent or Less of a Class: This statement is filed pursuant to an acquisition made in 1994. On March 31, 1994, Hamilton owned 148,638,000 Liquid Yield Option Notes, which were immediately convertible into 1,911,177 shares of the issuer's common stock (11.05% of that class of the issuer's outstanding stock).

            On December 31, 1994, Hamilton owned 163,669,000 Liquid Yield Option Notes, which were immediately convertible into 2,104,445 shares of the issuers common stock (12.03% of that class of the issuer's outstanding stock). On October 31, 1995 Hamilton held 72,507,000 Liquid Yield Option Notes, which were immediately convertible into 932,290 shares of the issuer's common stock (5.22% of that class of the issuer's outstanding stock). On December 31, 1995, Hamilton owned 77,255,000 Liquid Yield Option Notes, which were immediately convertible into 993,340 shares of the issuer's common stock (5.54% of that class of the issuer's common stock). This statement is being filed as a matter of record even though, as of March 31, 1996, and up to and including the present date, Hamilton no longer holds any of the subject securities. No previous filings were made with respect to this position.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
            Not applicable

Item 8.     Identification and Classification of Members of the Group:
            Not Applicable

Item 9.     Notice of Dissolution of Group:  Not Applicable

Item 10.    Certification:

            The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                              SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 17, 1997                      Hamilton Partners, L.P.
                                            (a Bermuda limited partnership,
                                             now dissolved and liquidated)



                                       By:  /s/ Thomas F. Dailey
                                            -----------------------------
                                            Name:     Thomas F. Dailey,
                                                      President,
                                                      Hamilton Partners Limited,
                                                      successor in interest to
                                                      Hamilton Partners, L.P.